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                                                                    EXHIBIT 99.5

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in his capacity as an officer of James Hardie Industries, N.V. (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

         - the Annual Report of the Company on Form 20-F for the fiscal year ended March 31, 2003 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

         - the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: July 2, 2003

/s/ Peter Macdonald
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Peter Macdonald
Chief Executive Officer

/s/ Phillip Morley
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Phillip Morley
Chief Financial Officer